Exhibit 99.4

BBRC Calls on Victoria’s Secret Stockholders to Support Turnaround by Voting Against the Directors That Necessitated It

13% Stockholder Will Solicit Votes Against Chair Donna James Following 25-Year Tenure and Director Mariam Naficy for Failure to Oversee Synergies from the $591 Million Adore Me Acquisition at the 2026 Annual Meeting

Issues Open Letter Documenting the Financial Failures That Demand Board Accountability and the Governance Changes Needed to Accelerate the Turnaround

Do Not Vote Until You Have Received BBRC's Gold Proxy Card

NEW YORK--(BUSINESS WIRE)--BBRC International PTE Limited (together with its affiliates, “BBRC” or “we”) is a global, retail-focused investment firm with more than $3 billion in retail assets and over 45 years of experience building, scaling and operating consumer brands across the intimate apparel, fashion and specialty retail sectors. We own approximately 13% of the outstanding shares of Victoria’s Secret & Co. (NYSE: VSCO) (“VS” or the “Company”), making us the Company’s second-largest stockholder. Today, we have filed a preliminary proxy statement with the U.S. Securities and Exchange Commission to solicit votes AGAINST the reelection of two members of the Board of Directors (the “Board”) – Chair Donna James and Mariam Naficy – at the Company’s 2026 Annual Meeting of Stockholders (the “Annual Meeting”).

BBRC also issued the following open letter to stockholders detailing why Ms. James’ and Ms. Naficy's continued Board service is incompatible with good corporate governance and appropriate oversight.

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May 4, 2026

Fellow Stockholders,

BBRC invested in VS four years ago, after the Company separated from L Brands, Inc. (“L Brands”), based on our belief in the long-term potential of the business. Today, we own approximately 13% of the Company, making us VS’ second-largest stockholder. In contrast, the non-executive members of the Board own less than 1% of the outstanding shares and seven of the nine non-executive directors have never purchased a share while serving on the Board.1 We are concerned that the Board’s interests are not aligned with shareholders because of its limited financial exposure to the decisions it makes. Over the duration of our investment, the Company’s shares have underperformed the S&P 500 Consumer Discretionary Distribution & Retail Index by approximately 92 percentage points.2 We believe this underperformance has been driven by the Board’s ineffective oversight of management, which led to the misallocation of $1.2 billion for poorly executed buybacks and M&A with little demonstrable return.

Chair Donna James has been a director of VS and its predecessor entities for 25 years. Excessive director tenure is incompatible with good governance – for example, more than 75% of S&P 500 companies with tenure limits have a cap of 15 years or less3 and the National Association of Corporate Directors has recommended that public companies adopt a 10-year term limit for directors.4 Unfortunately, the specific consequence of excessive tenure that governance experts warn about has already occurred at VS: lacking the independence to challenge management and the fortitude to make hard decisions, the Board waited too long to transition away from the prior CEO it appointed. The result was years of underperformance that eroded stockholder value and necessitated the current turnaround. Recent stock price performance does not resolve the Board’s years-long oversight failures and governance shortcomings.

This is not about the past – it is about improving governance and the Board’s oversight to protect the progress now underway. Despite extensive engagement, the Board has been unable to provide BBRC with a satisfactory explanation for its resistance to change. We are therefore bringing this matter directly to stockholders. BBRC has filed a preliminary proxy statement seeking votes AGAINST two directors at the 2026 Annual Meeting: Ms. James and Mariam Naficy.

After 25 years, Ms. James' continued presence as a director is incompatible with the independent leadership this Company requires. Ms. Naficy’s presence on the Board does not meet the standard of Board-level capital allocation oversight that we believe stockholders should expect – the Company’s own proxy materials describe her as "a key partner in overseeing acquisitions, including the acquisition of Adore Me… and the realization of synergies and other benefits from that acquisition"5 – because stockholders paid $591 million for Adore Me and have endured $155 million in impairments and charges6 with no meaningful synergies, earnings or cash flow accretion to show for it.

[1]	Company filings.

[2]	FactSet. Total stockholder return measured from May 20, 2022 (the date of BBRC share purchases that required our Schedule 13G filing) through May 1, 2026. The S&P 500 Consumer Discretionary Distribution & Retail Index is the peer group used by the Company in its 2026 proxy statement to calculate its relative total stockholder return.
[3]	The Conference Board, Board Practices and Composition in the Russell 3000 and S&P 500: 2025 Edition, dated November 17, 2025.
[4]	Fortune, How to Embrace Board Turnover and Do It The Right Way, dated October 17, 2023.
[5]	The Company’s 2025 proxy statement.
[6]	The Company’s press release dated March 5, 2026

Under Ms. James and Ms. Naficy, VS Stockholders Have Suffered Years of Value Destruction, Misallocated Capital and Anti-Stockholder Governance

Excessive Tenure Leads to Weakened Objectivity: Ms. James’ 25-year tenure at the Company includes 20 years working alongside Les Wexner on the boards of Intimate Brands, The Limited and L Brands, the former parent companies of VS. As Chair of the Audit Committee at L Brands, Ms. James was named as a defendant in litigation that resulted in $90 million in governance reforms,7 including mandated changes to the committee she led for 15 years.

VS replaced its CEO and CFO in recent years, at the cost of $13 million in severance and related expenses.8 The Board's November 4, 2025 press release, issued under Ms. James’ leadership, claimed credit for that replacement while ignoring the poor succession decisions, failed strategic initiatives and ineffective allocation of capital that preceded it. Nearly five years after separating from L Brands, it is time for the Board to select another director as Chair. While the Company has refreshed its director bench since the 2021 spin-off, the Chair position has not turned over – Ms. James has held the Chair role throughout the entire period of these oversight failures.

Months of Turnaround Do Not Make Up for Years of Underperformance: Since spinning off from L Brands in August 2021, VS has destroyed stockholder value under the Board's watch:

•	Net income fell from $646 million to $161 million, a 75.1% decline, between fiscal year 2021 and fiscal year 2025.

•	Diluted EPS fell from $7.18 to $1.93.

•	The Board repurchased 14.0 million shares for $625 million, generating a negligible $0.28 per share of EPS improvement. Operating margins collapsed from 12.8% to 4.1%.

•	Guidance for fiscal year 2026 falls well short of targets set at the 2023 Investor Day.

o	Revenue guided to $6.85–$6.95 billion versus a $7.4 billion target – a shortfall of nearly half a billion dollars.

o	Operating margin guided to approximately 6.5% – roughly 40% below the 10%–12% target range.

Failed Adore Me Acquisition: VS spent approximately $591 million9 to acquire Adore Me and told stockholders it would be earnings and cash flow accretive within the same year it closed.10 Three years later, Adore Me failed to meet its EBITDA and net revenue targets, with performance so underwhelming that the Company calculated that zero dollars were owed under the performance-based earnout.11 The Company has taken write-downs and restructuring charges against DailyLook while the search continues for its strategic purpose, and management continues to explore ways "to optimize [Adore Me] within the broader portfolio."12 The Company announced more than $155 million of impairments and restructuring charges in the latest fiscal quarter. Stockholders deserve accountability from both Ms. James as Chair and Ms. Naficy as the director the Company's own proxy described as a key partner in overseeing that acquisition.

Ineffective Buyback Execution: The Board has authorized the identical amount of cash for repurchase programs with every renewal from 2021 to 2024 (totaling $1 billion authorized, of which $625 million has been spent), regardless of changes in profitability, cash flow and forecasts.13 In addition, the Board has not properly overseen the deployment of the capital it authorized. VS repurchased 14.0 million shares at an average price that was 47% above the Company’s volume-weighted average stock price14 because the Board failed to accelerate deployment of already-authorized capital as the stock price fell. This is not a record of considered capital allocation – it is a record of capital allocation that did not reflect the trajectory of the stock price or the Company's operating performance.

[7]	United States District Court for the Southern District of Ohio, Rudi v. Wexner, et al., Case No. 2:20-cv-3068.
[8]	The Company’s Form 10-K for the fiscal year ended January 31, 2026.
[9]	The Company’s Form 10-K dated March 21, 2025 disclosed that the Company made an upfront cash payment of $391 million at closing and then made additional payments related to Adore Me totaling $200 million during 2024.
[10]	The Company’s Form 10-K for the fiscal year ended January 31, 2026.
[11]	The Company's Form 10-K dated March 21, 2025, Note 2.
[12]	The Company’s FY 2025 results press release and earnings call dated March 5, 2026.
[13]	The Company’s Form 8-K filings.
[14]	The Company’s filings, FactSet.

Unresponsiveness to Stockholders: Replacing the CEO in 2024 was the right decision. Our question is: why did it take three years and 70%+ stockholder value destruction for this Board to reach that conclusion? A board that learns from its mistakes acts on them promptly – this Board takes credit for belatedly correcting them. That pattern of unresponsiveness extends to executive compensation: approximately 25% of votes cast at the 2025 Annual Meeting opposed the compensation of named executive officers – a significant dissent signal that the Board has yet to meaningfully address. It extends to board composition as well: despite BBRC's repeated calls for a stockholder representative, the Board's most recent director addition was not independently sourced – its own proxy discloses he was "initially identified as a potential director nominee by our CEO.”15

Poison Pill and Other Anti-Stockholder Governance: On May 20, 2025, the VS Board determined to entrench itself by unilaterally adopting a restrictive poison pill without first giving stockholders an opportunity to vote on it. In addition, just two of the independent directors have purchased stock since the Company’s 2021 spin-off. Total compensation to independent Board members to date is $10.6 million, but the total value of shares purchased by these independent Board members is approximately $0.15 million. The Board has extracted $70 in compensation for every $1 personally invested.

We believe a Board that earns more from fees than it does from its stock ownership will prioritize protecting its seats over stockholder value. These failures – a $591 million acquisition gone wrong, $625 million in poorly timed buybacks, a poison pill adopted without stockholder approval and the refusal to add a stockholder representative to the Board – will not be fixed by the directors who presided over them.

The Upcoming Annual Meeting Is an Opportunity to Upgrade the Board by Voting Against Ms. James and Ms. Naficy

Ms. Super is building a new VS. She deserves a Board that matches her ambition. Voting AGAINST Ms. James’ and Ms. Naficy’s reelection is akin to “addition by subtraction” – we believe that a Board without them will bring fresh judgment to capital allocation, free management to focus on the core business rather than optimizing a failed acquisition and attract directors with the expertise this next phase demands. These are not changes that disrupt the turnaround. They are changes that accelerate it.

Sincerely,

Brett Blundy

Founder

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[15]	The Company’s 2025 proxy statement.

White & Case LLP is serving as legal counsel, Saratoga Proxy Consulting LLC is serving as proxy solicitor and Longacre Square Partners LLC is serving as strategic advisor to BBRC.

Cautionary Statement Regarding Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. The information herein contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “potential,” “targets,” “forecasts,” “seeks,” “could,” “should” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct or that any of the objectives, plans or goals stated herein will ultimately be undertaken or achieved. If one or more of such risks or uncertainties materialize, or if the underlying assumptions of any of the BBRC Parties (as defined below) prove to be incorrect, the actual results may vary from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by any of the BBRC Parties that the future plans, estimates or expectations contemplated will ever be achieved.

Certain Information Concerning the Participants

The BBRC Parties have filed a preliminary proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit proxies to vote AGAINST the reelection of certain director nominees to the board of directors (“Board”) of Victoria’s Secret & Co. (“VSCO” or the “Company”) at the Company’s 2026 annual meeting of stockholders. Promptly after filing its definitive proxy statement with the SEC, BBRC expects to mail the BBRC Parties’ definitive proxy statement and accompanying GOLD proxy card to each stockholder entitled to vote at such meeting.

The participants in the proxy solicitation are BBRC, The BB Family International Trust (“BB Family Trust”), BBFIT Investments PTE Limited (“BBFIT”) and Brett Blundy (all of the forgoing persons, together, the “BBRC Parties”).

As of the date hereof, the BBRC Parties in the aggregate directly own 10,310,631 shares of common stock of VSCO, par value $0.01 per share (the “Common Stock”) as further detailed below. As of the date hereof, (i) BBRC as the trustee of the BB Family Trust, may be deemed to beneficially own the 10,310,631 shares of Common Stock owned in the aggregate by BBFIT and the BB Family Trust, (ii) the BB Family Trust beneficially owns 100 shares of Common Stock held in record name and, as the sole shareholder of BBFIT, may be deemed to beneficially own the 10,310,531 shares of Common Stock owned by BBFIT, (iii) BBFIT beneficially owns 10,310,531 shares of Common Stock, and (iv) Mr. Blundy, as a director and sole shareholder of BBRC, may be deemed to beneficially own the 10,310,631 shares of Common Stock owned in the aggregate by BBFIT and the BB Family Trust.

IMPORTANT INFORMATION AND WHERE TO FIND IT

THE BBRC PARTIES STRONGLY ADVISE ALL STOCKHOLDERS OF VSCO TO READ BOTH THE BBRC PARTIES’ PROXY STATEMENT AND VSCO’S PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. THE BBRC PARTIES’ DEFINITIVE PROXY STATEMENT, WHEN FILED, AND OTHER RELEVANT DOCUMENTS, WILL ALSO BE AVAILABLE ON THE SEC WEBSITE, FREE OF CHARGE. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THEIR PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, SARATOGA PROXY CONSULTING LLC (STOCKHOLDERS CAN CALL TOLL-FREE: +1 (888) 368-0379).

Contact

For Stockholders:

Saratoga Proxy Consulting LLC

John Ferguson / Joseph Mills, 212-257-1311

info@saratogaproxy.com

For Media:

Longacre Square Partners LLC

Greg Marose / Casie Connolly

BBRC@longacresquare.com

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